FOLDERA, INC.
17011 Beach Boulevard, Suite 1500
Huntington Beach, California 92647

September 27, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg, Esq.

RE:	Foldera, Inc.
Registration Statement on Form SB-2 (File No. 333-139120)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Foldera, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m., Washington, D.C. time, on Friday, September 28, 2007 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, it would be appreciated if the Commission would advise our counsel, Andrew H. Abramowitz (212-801-6752), by telephone upon the Registration Statement becoming effective.

Sincerely,

FOLDERA, INC.

/s/ Reid Dabney
Reid Dabney
Senior Vice President